Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Commercially Viable Fuel Cell Stack Technology Ready by 2010

Technology “Road Map” Outlines Path to Commercially Viable Automotive Fuel Cell Stack Technology within Five Years

For Immediate Release — March 29, 2005

Vancouver, Canada — Commercially viable fuel cell stack technology for hydrogen-powered vehicles can be demonstrated by 2010, according to a Technology “Road Map” released today by Ballard Power Systems (TSX: BLD; NASDAQ: BLDP).  The “Road Map,” announced to coincide with the start of the National Hydrogen Association’s Annual Hydrogen Conference in Washington, D.C., comprises four technology trendlines and targets for fuel cell stack durability, cost, freeze start and volumetric power density.  It is widely agreed that demonstrating the ability to meet the U.S. Department of Energy (DOE) targets for these four performance attributes is key to the successful commercialization of automotive fuel cell technology.

“Ever since Ballard stack technology was first introduced into a customer vehicle demonstration in 1993, timing of commercial fuel cell deployment has been the number one question for consumers, investors and policymakers.  With today’s release of our Technology ‘Road Map,’ we’re making a public commitment that Ballard will demonstrate the commercial viability of automotive fuel cell stack technology by 2010,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.

Ballard’s Technology “Road Map” is closely aligned with the performance targets and timeline set by the DOE in its Hydrogen, Fuel Cells and Infrastructure Technologies Program’s Multi-Year Research, Development and Demonstration Plan.

The “Road Map” will serve as a yardstick for measuring Ballard’s progress over the next five years as it advances toward delivering a demonstration in 2010 of commercially viable automotive fuel cell stack technology with the following characteristics:

•	5,000 hours of lifetime;
•	freeze start capability to -30° C;
•	volumetric power density of 2,500 Watts net/liter; and
•	fuel cell stack cost of US $30/kWnet at a volume of 500,000 units

“Our targets are aggressive, but achievable. By laying out our detailed five year technology plans, Ballard is again demonstrating its commitment to setting the standard and leading the way to proton exchange membrane fuel cell commercialization,” said Mr. Campbell. “With our technology ‘road map’ we’ve set the course, a course to the post-oil hydrogen future.”

Ballard’s release of its Technology “Road Map” is the latest in a series of recent developments in the advancement of fuel cell technology.

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In February, Ballard announced significant progress in three elements critical to the commercialization of automotive fuel cell technology — freeze start capability, increased durability and cost reduction — a first-ever announcement of improvements in each area, in a single stack design, without any compromise in performance.

•	Earlier this month, U.S. Senators Byron Dorgan (D-ND) and Lindsay Graham (R-SC) introduced the Hydrogen and Fuel Cell Act of 2005, a comprehensive 10-year initiative aimed

Ballard Announces Five-Year Technology “Road Map”

at accelerating programs that will trigger widespread commercialization and adoption of hydrogen and fuel cell technology.
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Also this month, Rep. Nancy Johnson (R-CT) introduced a second piece of legislation in the U.S. House of Representatives that calls for a five-year investment tax credit to lower the procurement cost of non-vehicular fuel cells.

The Road to Commercialization

Over the next five years, Ballard plans to demonstrate its technology leadership in fuel cell stack demonstration units of between three and five kWs that embody technology advancements such as reduced active area, improved catalyst, increased membrane conductivity and high volume manufacturing processes that are required to meet a cost target of $30 USD/kWnet in 2010.  Most importantly, Ballard also plans to concurrently demonstrate advances in durability, volumetric power density and operational characteristics, such as freeze start, necessary to meet customer requirements for internal combustion engine performance equivalency.

Ballard’s Technology “Road Map” builds on the advancements achieved with its Technology Hat Trick.  In 2004, Ballard demonstrated, in a single stack design, significant progress in three areas most critical to advancing fuel cells along the path to commercialization:

•	freeze start: 50 consecutive starts from -20°C [-4ºF])
•	durability: more than 2,200 hours of operation, employing a drive cycle testing protocol that simulated real world driving; and
•	cost: the stack design incorporated a 30% reduction — from 1 mg/cm2 to 0.7 mg/cm2 - in platinum catalyst loading with no reduction in performance.

Ballard’s Technology “Road Map” Targets

Durability

For tomorrow’s consumer of fuel cell powered vehicles, durability means delivering the same level of performance and reliability they expect from today’s internal combustion technology. Ballard has already demonstrated, using real drive cycle testing, more than 2,200 hours of durability in technology demonstration, equivalent to 100,000 kilometers under regular driving conditions. Ballard’s target for 2010 is 5,000 hours.

Ballard Announces Five-Year Technology “Road Map”
Freeze Start

Managing the water produced by fuel cells presents a challenge in freezing temperatures and, as such, to the commercialization of fuel cell technology. Ballard has already achieved fuel cell stack start-up at -20°C, within 100 seconds, to 50% of the rated power for the stack. Ballard’s 2010 target for stack freeze start is -30°C, in 30 seconds, to 50% rated power.

Volumetric Power Density

Reduction in volumetric power density is the ability to package the fuel cell stack into increasingly smaller spaces within a vehicle. Ballard’s target of 2,500 Watts net/Liter is more aggressive than the DOE’s target of 2,000 Watts net/Liter, and will go a long way towards liberating the true design potential of fuel cells in future automotive designs.

Cost

The cost of automotive fuel cells will need to be competitive with today’s internal combustion engines for the technology to be adopted widely. The DOE’s target cost for commercial introduction of a fuel cell system in 2010 is $45 USD/kW of net system power at a volume of 500,000 units.  This target is divided between the fuel cell stack ($30 USD/kWnet) and the supporting balance of plant ($15 USD/kWnet).  Ballard’s target cost for the fuel cell stack is $30 USD/kWnet by 2010.  Stack technology innovation, new materials development and system optimization are the drivers for achieving this cost target.

Ballard Announces Five-Year Technology “Road Map”

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900.   The charts included in this press release are posted on Ballard’s corporate website at www.ballard.com.   The DOE’s Multi-Year Research, Development and Demonstration Plan is posted on the Department’s website at http://www.eere.energy.gov/hydrogenandfuelcells/mypp/.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.  Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.